Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

COPY

02 NOV 12 AM 8:15

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

October 30, 2002

VIA TELECOPIER ONLY
Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Insider Reports

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of the Insider Report for **WILLIAM R. JOHNSTONE** dated October 30, 2002.

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

cc: United States Securities and Exchange Commission - Via Ordinary Mail
- 12g3-2(b) **(Exemption No. 82-4637)**

Encls.
KES/vl

F:\WPDOC\LTR\ZTEST\ins wrj oct02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

dlw 11/15

Exemption No. 82-4637

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: [4 | 5 | |]

Date of last report filed: Day 27 Month 3 Year 2002

or if initial report, date on which you became an insider: [| |]

Change in relationship from last report: [ ] Yes [X] No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: DRZAZGA

Given names: WOJCIECH

No. 12 Street SOLWAY AVENUE Apt

City: BRAMPTON

Prov. ONTARIO Postal code L6Z 4E4

Business telephone number: 416-297-8155

Business fax number: 416-297-5156

Change in name, address or telephone number from last report: [ ] Yes [X] No

BOX 4. JURISDICTIONS WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS: Day	Month	Year	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	Currency	D	E	F
CLASS A SPECIAL	4,135									4,135	1	
OPTIONS	520,000									$20,000	1	
CONVERTIBLE DEBENTURES	Nil	12	12	2001	16	$24,750				$24,750	1	See Remark 1
	$24,750	15	2	2002	16	$39,125				$62,875	1	See Remark 2
	$62,875	16	7	2002	16	$21,000				$83,875	1	See Remark 3
	$83,875	25	10	2002	16	$25,000				$108,875	1	See Remark 4
COMMON SHARES	662,034									662,034	1	
COMMON SHARES	89,800									89,800	1	See Remark 5
COMMON SHARES	277,492									277,492	2	See Remark 6

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Please see Schedule "A" attached hereto.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): WOJCIECH DRZAZGA

Signature: [signature]

Date of the report: Day 30 Month 10 Year 2002

SCHEDULE "A"

Insider Report of Wojciech Drzazga re Ztest Electronics Inc.

BOX 6. REMARKS

1. Convertible Debenture in the principal amount of $24,750 bearing interest at 10.5% for a period of two years and convertible into units at the rate of one (1) unit for each $0.11 of debt converted with each unit consisting of one (1) common share and one (1) share purchase warrant entitling the holder to acquire a further share at $0.11 for a period of no more than two years.

2. Convertible Debenture in the principal amount of $38,125 bearing interest at 8% for a period of two years and convertible into units at the rate of one (1) unit for each $0.125 of debt converted with each unit consisting of one (1) common share and one (1) share purchase warrant entitling the holder to acquire one (1) additional common share at $0.125 if converted in the first year or $0.15 otherwise for a period of no more than two years.

3. Convertible Debenture in the principal amount of $21,000 bearing interest at 8% for a period of two years and convertible into units at the rate of one (1) unit for each $0.15 of debt converted with each unit consisting of one (1) common share and one (1) share purchase warrant entitling the holder to acquire a further share at $0.15 for a period of no more than two years.

4. Convertible Debenture in the principal amount of $25,000 bearing interest at 8% for a period of two years and convertible into units at the rate of one (1) unit for each $0.10 of debt converted with each unit consisting of one (1) common share and one (1) share purchase warrant entitling the holder to acquire a further share at $0.10 for a period of no more than two years.

5. Held in self-directed RRSP.

6. Held in MADA Trust in which the undersigned is one of three trustees and one of the beneficiaries.

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [4] [5] [ ] [ ]

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 27 / 3 / 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): [ ] [ ] [ ]

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRZAZGA

GIVEN NAMES: WOJCIECH

No.: 12 STREET: SOLWAY AVENUE APT:

CITY: BRAMPTON

PROV.: ONTARIO POSTAL CODE: L4Z 4E4

BUSINESS TELEPHONE NUMBER: 416-297-5155

BUSINESS FAX NUMBER: 416-297-5156

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
CLASS A SPECIAL	4,135									4,135	1	
OPTIONS	520,000									520,000	1	
CONVERTIBLE DEBENTURES	Nil	12	12	2001	16	$24,750				$24,750	1	See Remark 1
	$24,750	15	2	2002	16	$38,125				$62,875	1	See Remark 2
	$62,875	15	7	2002	16	$21,000				$83,875	1	See Remark 3
	$83,875	25	10	2002	16	$25,000				$108,875	1	See Remark 4
COMMON SHARES	662,034									662,034	1	
COMMON SHARES	89,800									89,800	1	See Remark 5
COMMON SHARES	277,492									277,492	2	See Remark 6

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminiology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Please see Schedule "A" attached hereto.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WOJCIECH DRZAZGA

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 30 / 10 / 2002

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

October 30, 2002

VIA TELECOPIER ONLY
Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Insider Reports

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of the Insider Report for **WOJCIECH DRZAZGA** dated October 30, 2002.

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

cc: United States Securities and Exchange Commission - Via Ordinary Mail
- 12g3-2(b) **(Exemption No. 82-4637)**

Encls.
KES/vl

F:\WPDOC\LTR\ZTEST\ins td oct02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82-4637

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 26 9 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOHNSTONE

GIVEN NAMES: WILLIAM ROY

No.: 88 STREET: DIVADALE DRIVE APT:

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M4G 2P2

BUSINESS TELEPHONE NUMBER: 416-860-7150

BUSINESS FAX NUMBER: 416-860-9843

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

Others U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS									D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US		PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	45,000										45,000	2	See Remark 1
COMMON SHARES	37,500										37,500	1	
OPTIONS	179,000										179,000	1	
CONVERTIBLE DEBENTURE	Nil	25	10	2002	16	$10,000					$10,000	1	See Remark 2

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. 45,000 common shares are held by Merlin Capital Corp. of which the undersigned is the sole shareholder.
2. Convertible Debenture in the principal amount of $10,000 bearing interest at 8% for a period of two years and convertible into units at the rate of one (1) unit for each $0.10 of debt converted with each unit consisting of one (1) common share and one (1) share purchase warrant entitling the holder to acquire a further share at $0.10 for a period of no more than two years.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WILLIAM R. JOHNSTONE

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 30 10 2002